Transamerica Asset Management, Inc. 1801 California Street, Suite 5200 Denver, Colorado 80202

January 11, 2018

VIA EDGAR CORRESPONDENCE

Mr. Mark Cowan

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Transamerica Series Trust (the “Registrant”)

(File Nos. 033-00507; 811-04419)

Dear Mr. Cowan:

On behalf of the Registrant, we are filing this letter to respond in writing to the Staff’s comments on the post-effective amendment to the Registrant’s Registration Statement on Form N-1A (the “Amendment”) (Accession Number 0001193125-17-322379) filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on October 27, 2017, to register Transamerica 60/40 Allocation VP, a new series of the Registrant, as well as to register Initial Class shares of Transamerica International Equity Index VP and Transamerica U.S. Equity Index VP, each an existing series of the Registrant (each a “Portfolio” and together with Transamerica 60/40 Allocation VP, the “Portfolios”). The Staff’s comments were conveyed to the Registrant by written correspondence on December 8, 2017.

The Staff noted that all comments to the Portfolios’ summary sections, as noted below, also generally apply to the disclosure with respect to the section titled “More on Each Portfolio’s Strategies and Investments,” as well as “More on the Risks of Investing in Each Portfolio,” as applicable.

Below are the Staff’s comments on the Amendment and the Registrant’s responses thereto.

General Prospectus Comments:

1.	Fees and Expenses – Annual Fund Operating Expenses: With respect to Transamerica International Equity Index VP and Transamerica U.S. Equity Index VP, the Staff notes that “Other expenses” for the new share class cannot be estimated unless there is an item of expense that is different for the new class or if the “Other expenses” for the entire Portfolio are expected to be different.

Response: The footnote in question has been deleted in response to the Staff’s comment.

2.	Principal Risks: If a Portfolio’s Principal Investment Strategies section indicates that the Portfolio may use futures, or purchase or sell futures contracts, please include “Futures” risk disclosure in the Principal Risks section for that Portfolio.

Response: The Registrant believes that the current “Derivatives” principal risk disclosure generally addresses the risks of investing in derivatives, including futures. The Registrant notes that the “More on Risks of Investing in Each Portfolio” section of the prospectus provides risk information in addition to the principal risks, including risk information specifically concerning the use of futures.

3.	More on Each Portfolio’s Strategies and Investments: Pursuant to the SEC’s Division of Investment Management IM Guidance Update 2014-08, please consider revising the disclosure in the section “More on the Portfolio’s Strategies and Investments” to avoid repetitive disclosure contained in Item 4 of Form N-1A.

Response: The Registrant notes that the presentation is consistent with the presentation in other current Transamerica funds’ prospectuses and the Registrant wishes to keep the presentation consistent. The Registrant will consider making revisions to the section suggested by the Staff in a future update.

4.	More on the Risks of Investing in Each Portfolio: Please revise the disclosure for each risk to distinguish which risks apply to Transamerica 60/40 Allocation VP, the underlying portfolios of Transamerica 60/40 Allocation VP, Transamerica International Equity Index VP, and Transamerica U.S. Equity Index VP, similar to the parenthetical disclosure used for “Index Fund” risk. Additionally, please ensure that the risks of any underlying funds from other Transamerica funds’ prospectuses are a disclosed in this section.

Response: The Staff’s comments have been noted and the Registrant will consider revising the risk disclosure included in this section of the prospectus in connection with a future update.

5.	More on the Risks of Investing in Each Portfolio: The Staff notes that “futures” are the only type of derivative discussed in the Portfolios’ principal investment strategies. Please revise the Derivatives risk factor to exclude inapplicable derivative types.

Response: The Registrant wishes to retain the current disclosure as the Portfolios will, effective May 1, 2018, be included in a combined prospectus with other series of the Registrant that will invest in the additional types of derivatives listed in the disclosure.

6.	More on the Risks of Investing in Each Portfolio: Please confirm if “Emerging Markets” is a principal risk for any of the Portfolios. Either remove the “Emerging Markets” risk disclosure or supplementally explain its inclusion, as applicable.

Response: Please see Registrant’s response to Staff’s comment number 20 below.

7.	More on the Risks of Investing in Each Portfolio: Please confirm if “Frontier Markets” is a principal risk for any of the Portfolios. Either remove the “Frontier Markets” risk disclosure or supplementally explain its inclusion, as applicable.

Response: The Registrant has removed the “Frontier Markets” risk disclosure from the prospectus.

8.	More on the Risks of Investing in Each Portfolio: Please revise “Industry Concentration” risk to reflect that each Portfolio will be concentrated in the industry or industries in which the Portfolio’s Index is also concentrated.

Response: The Registrant has made revisions consistent with the Staff’s comment.

9.	More on the Risks of Investing in Each Portfolio: With respect to the disclosure in “Securities Lending” risk that “[e]ach portfolio . . . may lend securities to other financial institutions that provide cash or other securities as collateral,” the Staff notes that only cash and securities of the U.S. Government and its agencies may be used as collateral. Please revise the “Securities Lending” risk disclosure to provide clarification.

Response: The Staff’s comment has been noted and the Registrant will consider revising the noted disclosure in connection with its next annual update.

10.	Shareholder Information—Management Fees Paid: Please include management fees and breakpoints for Transamerica 60/40 Allocation VP. For each Portfolio, please clarify that management fees are expressed as a percentage of the Portfolio’s daily net assets.

Response: The Registrant notes that disclosure regarding the contractual management fee schedules, including breakpoints, as applicable, for each Portfolio, including Transamerica 60/40 Allocation VP, is included in the “Management Fees Paid for the Fiscal Year Ended December 31, 2016” sub-section of the “Shareholder Information – Investment Manager” section of the prospectus. The Registrant further notes that the contractual management fees, as disclosed, are expressed as a percentage of the applicable Portfolio’s daily net assets.

11.	Features and Policies – Share Classes: Please revise the disclosure “[t]hese fees and expenses will lower investment performance” to comply with the disclosure required by Item 12(b) of Form N-1A.

Response: The Registrant notes that the disclosure required by Item 12(b) of Form N-1A appears in the “Distribution of Shares – Distribution Plan” section of the prospectus. As such, the Registrant respectfully declines to revise the disclosure as suggested by the Staff.

12.	Features and Policies – Additional Information: The Staff notes that rights conferred by federal or state securities laws cannot be waived, whether explicit or not. Please remove the following disclosure: “. . . other than any rights conferred explicitly by federal or state securities laws that may not be waived.”

Response: The Registrant believes that the disclosure is accurate, and therefore respectfully declines to revise the disclosure as suggested by the Staff.

Transamerica 60/40 Allocation VP:

13.	Principal Investment Strategies/Principal Risks: Please revise the principal investment strategies to include disclosure that the Portfolio’s underlying funds invest in derivatives, including the types of derivatives and related risks.

Response: The Registrant has made revisions consistent with the Staff’s comment.

14.	Principal Investment Strategies/Principal Risks: Please specify any investment focus of the Underlying Portfolios that gives rise to the inclusion of “Focused Investing” as a principal risk of the Portfolio.

Response: The Registrant believes that the risk disclosure is appropriate as the Portfolio will, at least initially, invest in a limited number of Underlying Portfolios, and therefore respectfully declines to revise the disclosure as suggested by the Staff.

15.	Principal Investment Strategies and More on Each Portfolio’s Strategies and Investments: Please include a variation of the following disclosure: “The portfolio will concentrate (invest 25% or more of the value of its assets) in the securities of issuers having their principal business activities in the same industry if the Index is also concentrated in such industry.”

Response: The Registrant has made revisions consistent with the Staff’s comment.

16.	More on Each Portfolio’s Strategies and Investments: Please revise the Portfolio’s strategy disclosure to include the principal investment strategies and risks of Transamerica Core Bond and Transamerica Intermediate Bond.

Response: The Registrant notes that the principal investment strategies and principal risks of the Portfolio’s underlying portfolios are described either elsewhere in the prospectus (in the case of Transamerica International Equity Index VP and Transamerica U.S. Equity Index VP) or in the “List and Description of Underlying Portfolios” section of the prospectus (in the case of Transamerica Aegon Government Money Market Portfolio VP or Transamerica Core Bond). Accordingly, the Registrant respectfully declines to revise the Portfolio’s strategy disclosure as suggested by the Staff.

17.	More on the Risks of Investing in Each Portfolio: Please revise the “Expenses” risk factor to disclose the additional expenses associated with investing in underlying portfolios and include “Expenses” as a principal risk for the Portfolio.

Response: The Registrant notes that the “Underlying Portfolios” risk disclosure, that is already included as a principal risk for the Portfolio, contains disclosure about the additional expenses associated with investing in underlying portfolios.

Transamerica International Equity Index VP

18.	Principal Investment Strategies: Please include the MSCI EAFE Index weighting methodology in the Portfolio’s principal investment strategies.

Response: The Staff’s comment has been noted and the Registrant will consider adding the noted disclosure in connection with its next annual update.

19.	Principal Investment Strategies: Please revise the following disclosure: “. . . the portfolio invests at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in securities listed in the MSCI® Europe, Australasia, Far East (MSCI EAFE) Index. . .” to clarify that the Portfolio will also invest at least 80% of net assets (plus borrowings for investment purposes) in equity securities.

Response: The Staff’s comment has been noted and the Registrant will consider revising the noted disclosure in connection with its next annual update.

20.	Principal Risks: The Staff notes that the Portfolio invests in securities of 21 developed countries. As such, please confirm the inclusion of “Emerging Markets” as a principal risk.

Response: The Registrant notes that the Portfolio may invest up to 20% of its net assets in securities that are not listed in the MSCI EAFE Index, and this may include securities of companies in emerging market countries. Accordingly, the Registrant believes that the inclusion of “Emerging Markets” as a principal risk for the Portfolio is appropriate.

Transamerica U.S. Equity Index VP

21.	Principal Investment Strategies: Please revise the following disclosure: “. . . the portfolio invests at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in securities listed in the S&P 500® Index . . .” to clarify that the Portfolio will also invest at least 80% of net assets (plus borrowings for investment purposes) in U.S. equity securities.

Response: The Staff’s comment has been noted and the Registrant will consider revising the noted disclosure in connection with its next annual update.

22.	Principal Investment Strategies: Please revise the disclosure to specify the “pre-determined dates” on which the S&P 500® Index is reconstituted.

Response: The Staff’s comment has been noted and the Registrant will consider revising the noted disclosure in connection with its next annual update.

SAI Comments

23.	Concentration Investment Policy (Transamerica International Equity Index VP and Transamerica U.S. Equity Index VP): Please revise the following disclosure: “… provided that the portfolio reserves the right to concentrate in any industry…” to: “… provided that the portfolio will be concentrated in any industry…” in the Fundamental Investment Policies sub-section.

Response: The Registrant believes that the concentration policy as disclosed is appropriate for Transamerica International Equity Index VP and Transamerica U.S. Equity Index VP given that each Portfolio is an index fund. The Registrant further notes that many other fund complexes take the same or a similar approach with respect to the concentration policy of their funds that track a particular index. As such, the Registrant respectfully declines to revise the disclosure as suggested by the Staff.

24.	Additional Information about Fundamental Investment Policies: Please limit the carve-out to the Portfolios’ concentration policy in the eighth paragraph of this section to exclude private activity municipal securities backed principally by assets and revenues of a non-governmental issuer.

Response: The Staff’s comment has been noted and the Registrant intends to revise the disclosure providing additional information about the Portfolios’ concentration policy in connection with its next annual update.

25.	Additional Information about Fundamental Investment Policies: The Staff notes that issuers of securities of foreign governments should be considered members of an industry pursuant to the “Dear Registrant” letter dated January 3, 1991. With respect to issuers domiciled in a single jurisdiction or country, it is the Staff’s position that every investment, other than permitted exclusions as noted, must be considered to be in some industry.

Response: The Staff’s comment has been noted and the Registrant intends to revise the disclosure providing additional information about the Portfolios’ concentration policy in connection with its next annual update.

26.	Additional Information about Fundamental Investment Policies: Please consider revising the disclosure that “[t]he policy also will be interpreted to give broad authority to a portfolio as to how to classify issuers within or among industries.” The Staff notes that a classification of issuers under a concentration policy must be reasonable.

Response: The Staff’s comment has been noted and the Registrant will consider revising the noted disclosure in connection with its next annual update.

27.	Management Agreement: Please add aggregate compensation paid to each sub-adviser for the length of the sub-adviser’s service, the amount of any waivers or expense reimbursements, and the method of calculating such compensation. Describe any fee waiver contracts between TAM and any sub-adviser.

Response: The Staff’s comment has been noted and the Registrant intends to add disclosure regarding sub-adviser compensation in connection with its next annual update.

28.	Financial Statements: Please ensure that an auditor’s consent with respect to all financial statements that are incorporated by reference into the Registration Statement pursuant to Section 7(a)(1) of the Securities Act of 1933 is provided.

Response: The Registrant confirms that a consent from the Registrant’s independent registered public accounting firm will be included as an exhibit to the Registrant’s post-effective amendment to be filed pursuant to Rule 485(b) under the Securities Act.

Part C Comments

29.	Exhibits: Please confirm that, unless relying on aggregate fee disclosure exemptive relief, all sub-advisory agreements included as exhibits to the Registrant’s registration statements state the compensation paid, or to be paid, to the Portfolios’ sub-advisers.

Response: The Registrant so confirms.

*            *             *

Please call the undersigned at (727) 299-1311 with any questions.

Very truly yours,

/s/ Cathleen M. Livingstone
Cathleen M. Livingstone
Manager, Registered Products and Distribution Transamerica Asset Management, Inc.

5